SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LINCOLN EDUCATIONAL SERVICES CORPORATION
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)

533535100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 533535100

1	NAMES OF REPORTING PERSONS
Heartland Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,021,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,116,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,116,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 533535100

1	NAMES OF REPORTING PERSONS
William J. Nasgovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,021,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,116,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,116,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON IN

Item 1.
(a)	Name of Issuer: Lincoln Educational Services Corporation

(b)	Address of Issuer’s Principal Executive Offices: 14 Sylvan Way, Suite A Parsippany, NJ 07054
Item 2.
(a)	Name of Persons Filing: (1) Heartland Advisors, Inc. (2) William J. Nasgovitz Heartland Advisors, Inc. is a wholly-owned subsidiary of Heartland Holdings, Inc.

(b)	Address of Principal Business Office: All reporting persons may be contacted at: 790 North Water Street, Suite 1200 Milwaukee, WI 53202

(c)	Citizenship: Heartland Advisors, Inc. is a Wisconsin corporation. William J. Nasgovitz is a United States citizen.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 533535100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	X	*Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	X	*Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

*The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, Chairman and control person of Heartland Advisors, Inc. The reporting persons do not admit that they constitute a group.

Item 4.	Ownership

(a)	Amount beneficially owned:

2,116,600 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Heartland Advisors, Inc. by virtue of its investment discretion and/or voting authority granted by certain clients; and (2) William J. Nasgovitz by virtue of his control of Heartland Advisors, Inc.

Mr. Nasgovitz disclaims beneficial ownership of any shares reported on the Schedule.

(b)	Percent of Class: 7.8%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The clients of Heartland Advisors, Inc., a registered investment adviser, including an investment company registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule.   The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 1,850,000 shares, or 6.9% of the class of securities reported herein.  Any remaining shares disclosed in this filing are owned by various other accounts managed by Heartland Advisors, Inc. on a discretionary basis.  To the best of Heartland Advisors’ knowledge, none of the other accounts owns more than 5% of the shares of the outstanding stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. See Item 3.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable
Item 10.	Certification.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2022

WILLIAM J. NASGOVITZ	HEARTLAND ADVISORS, INC.

By: /s/ Vinita K. Paul	By: /s/ Vinita K. Paul
Vinita K. Paul	Vinita K. Paul
As Attorney in Fact for William J. Nasgovitz	Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13G/A filed with the SEC on February 2, 2018)

2	Power of Attorney (incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13G/A filed with the SEC on February 5, 2019)